FREESEAS INC.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38, Piraeus, Greece
June 5, 2009
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	FreeSeas Inc. Form 20-F for the fiscal year ended December 31, 2008 Filed April 15, 2009 File No. 000-51672
Ladies and Gentlemen:
     This letter is to acknowledge that, in connection with the response letter filed on June 2, 2009 and the Form 6-K filed on June 5, 2009 on behalf of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), each in response to the comment letter dated May 29, 2009 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced 20-F:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the foregoing Form 20-F and Form 6-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the foregoing filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with respect to this letter, please call Nina S. Gordon of Broad and Cassel, counsel to the Company, at (561) 218-8856.

Very truly yours, FREESEAS INC.
/s/ Dimitrios K. Filippas
Dimitrios K. Filippas,
Interim Chief Financial Officer